Exhibit 99.1

Enthusiast Gaming and Fractal Announce Strategic NFT Partnership

Fractal NFT marketplace to add play-to-earn capabilities to EV.IO, a multiplayer game by Addicting Games

Integration to build on Hut 8 EV.IO partnership

LOS ANGELES and TORONTO, March 15, 2022 -- Enthusiast Gaming Holdings Inc. (NASDAQ: EGLX; TSX: EGLX), (“Enthusiast Gaming” or “The Company”), an integrated gaming entertainment company, today announced a partnership with Fractal, an NFT marketplace co-founded by Justin Kan, co-founder of Twitch. The partnership marks Enthusiast Gaming’s first with an NFT marketplace, and will see NFTs integrated into one of the Company’s HTML5-based games for the first time.

The deal will see Fractal assist in the launch of EV.IO NFTs on the Fractal platform, offering skin cosmetics and custom social areas (digital real estate) for clans or friends on the Hut 8 sponsored game. Players that already own cosmetics in EV.IO will receive free whitelist tokens to mint NFTs as a reward for early adopters. This “gameplay first” approach to NFTs allows gamers who love EV.IO to continue playing the game, while choosing whether they want to use NFTs to add to the experience.

“Fractal’s marketplace allows us to launch NFTs that will improve the gameplay experience within EV.IO, building on the content integration with Hut 8,” said Adrian Montgomery, CEO of Enthusiast Gaming. “We are excited to build a better gameplay experience for our community, and to be taking this important step into Web 3.0 with industry pioneers like Justin Kan and the team at Fractal.”

“NFTs are better for gamers, allowing them to have true ownership of the assets they buy and earn in-game gives them participation in the potential growth of a game,” said Justin Kan, Co-founder of Fractal. “We are very excited about the possibilities ahead for Fractal and EV.IO.”

EV.IO recently announced that Hut 8, a digital asset miner and infrastructure provider, has joined the project as a lead sponsor in the official EV.IO NFT mint, to be released in April. Fractal will also provide support as EV.IO launches exclusive whitelist rewards for Hut 8 fans and followers. Find out more about EV.IO NFTs at https://nft.ev.io.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

About Fractal

Fractal is an open marketplace for gaming NFTs. Game companies are able to list NFT drops for durable in-game assets and sell directly to players. Players are able to discover new NFT games, buy NFTs and resell their NFTs. For more information, visit http://fractal.is

About Hut 8

Hut 8 is one of North America’s largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any crypto miner or publicly-traded company globally. With 36,000 square feet of geo-diverse data center space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data center model that serves both the traditional high performance compute (web 2.0) and nascent digital asset computing sectors, blockchain gaming, and web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select composite index and the first blockchain company to be added to the S&P/TSX Composite Index in 2021. Hut 8’s team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Enthusiast Gaming Media Relations:
Derek Holota, Provident Communications
derek@providentcomms.com

343-422-5606

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, planned partnership activities and enhancements to the functionality of game titles published by Enthusiast Gaming.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.